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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **June 22, 2010**

INTERNATIONAL BARRIER TECHNOLOGY INC.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604 **Vancouver, British Columbia, Canada**	**V6C 2T7**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **604-689-0188**

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 FD Disclosure.
International Barrier Technology Inc. (TSXV: IBH), a developer, manufacturer, and marketer of proprietary fire-resistant building materials, has engaged The Investor Relations Group ("IRG"), a thirteen-year-old, award-winning corporate communications firm based in New York City, to serve as its investor relations and public relations agency.

IRG's investor relations' team will target specific portfolio managers and equity analysts in the global investment community to increase awareness of International Barrier Technology Inc.'s line of products and services. Concurrent with that effort, the public relations team will initiate an outreach campaign targeting editors, writers, and segment producers of local and national trade and consumer online, print, radio, and broadcast media outlets worldwide.

In connection with the engagement of IRG, the Company has granted 400,000 stock options exercisable at a price of $0.15 CDN per share, and payment of $12,000 US monthly for a term of eighteen (18) months, subject to TSX Venture Exchange acceptance. The agreement between IRG and the Company can be terminated by either party at any time.

Refer to Exhibit #99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits:

99.1 June 22, 2010 Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2010

International Barrier Technologies Inc.
(Registrant)

/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)

Exhibit 99.1



INTERNATIONAL BARRIER TECHNOLOGY INC. ENGAGES THE INVESTOR RELATIONS GROUP

Active Investor and Media Outreach to Build Company Awareness

WATKINS, MN – June 22, 2010 – International Barrier Technology Inc. (TSXV: IBH), a developer, manufacturer, and marketer of proprietary fire-resistant building materials, has engaged The Investor Relations Group ("IRG"), a thirteen-year-old, award-winning corporate communications firm based in New York City, to serve as its investor relations and public relations agency.

IRG's investor relations team will target specific portfolio managers and equity analysts in the global investment community to increase awareness of International Barrier Technology Inc.'s line of products and services. Concurrent with that effort, the public relations team will initiate an outreach campaign targeting editors, writers, and segment producers of local and national trade and consumer online, print, radio, and broadcast media outlets worldwide.

Dr. Michael Huddy, President and CEO of International Barrier Technology, Inc., stated, "International Barrier has outlined a bold set of initiatives for the rest of 2010, and we are confident that IRG will have a great story to tell to the investment community and the media at large. We are proud of Barrier's progress to date in creating our line of fire-rated structural wood panels, which have proven so successful in tests of fire resistance and structural stability and which can provide a structure with a burn-through resistance that is nearly triple that of untreated wood panels. We are equally proud of our recently forged relationship with LP® Building Products, which is currently marketing our technology under the trademark name LP® FlameBlock™ Fire-Rated OSB Sheathing and with whom we hope to grow our business considerably."

IRG's corporate communications program includes new media and multimedia initiatives that involve the creation of broadcast-ready corporate videos, podcasts, and the creation of social networking, video service, and micro-blogging accounts. The Investor Relations Group was recently honored with a "Stevie Award" for Investor Relations Program of the Year and named a finalist in the Best Media Website category from the 2009 American Business Awards.

In connection with the engagement of IRG, the Company has granted 400,000 stock options exercisable at a price of $0.15 CDN per share, and payment of $12,000 US monthly for a term of eighteen (18) months, subject to TSX Venture Exchange acceptance. The agreement between IRG and the Company can be terminated by either party at any time.

About International Barrier Technology, Inc.
International Barrier Technology Inc. (TSXV: IBH) develops, manufactures, and markets proprietary fire-resistant building materials branded as LP® FlameBlock™ Fire-Rated OSB Sheathing and Mule-Hide FR Deck Panel. Barrier's award-winning fire-resistant wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact.

Barrier's family of products provides customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. For more information please visit www.intlbarrier.com.

About The Investor Relations Group, Inc.
The Investor Relations Group, Inc. (IRG) offers a full-service corporate communications program designed to suit the many unique needs of Alternative Public Offering (APO) companies. The program utilizes a proprietary, targeted approach to reach institutional investors, analysts, and the media-at-large. For further information, please visit the company website at www.investorrelationsgroup.com.

Contact:

Melissa McElwee
Investor Relations Manager or
Michael D. Huddy
President, CEO
International Barrier Technology Inc.
1-866-735-3519
ir@intlbarrier.com

The Investor Relations Group
212-825-3210
Adam Holdsworth or Jason Strominger (Investor Relations)
Enrique Briz or Mike Graff (Public Relations)